

August 11, 2022

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

>   **Re: Skillz Inc.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed March 1, 2022**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2022**
>   **Filed August 4, 2022**
>   **Form 8-K Furnished August 4, 2022**
>   **File No. 001-39243**

Dear Mr. Paradise:

We have reviewed your July 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our June 15, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 39

1. You state in response to prior comment 2 that you do not "actively" track the extent to which ARPU and ARPPU are impacted by end users entering paid competition with prior winnings and user incentives. Please tell us whether you generate any information for estimating the extent to which end users entering paid competition with prior winnings and user incentives impact revenue, ARPU and ARPPU. In this regard, we note that you provide the approximate percentage of prior cash winnings and user incentives as a percentage of paid entry fees on page 40.

Our Financial Model, page 40

2.   We note your response to prior comment 4. Please separately quantify the extent to which prizes are Bonus Cash returned as winnings for entries paid with Bonus Cash.

Form 10-Q for Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26

3.   We note from your response to prior comment 1 that you are unable to quantify the expected impact from migrating more spend to Aarki and eliminating low return engagement marketing programs as any efficiencies from this program are not sufficiently certain. Please confirm that in future filings, you will quantify the actual impact to both revenue and revenue growth rates as a result of improved efficiencies in engagement and UA marketing spend strategies, as well as the impact on future revenue and revenue growth trends when estimable. Also, tell us whether you anticipate reductions in end user incentives that are accounted for as a reduction of revenue and if so, include a discussion of such plans and the expected impact on your revenue and operations.

4.   We note from the August 4, 2022 Form 8-K that you are lowering the full-year 2022 revenue guidance to $275 million, based on an assumption of engagement marketing as a percentage of revenue of approximately 42%. We also note from your disclosures here that you plan to reduce spend on low-return engagement programs in fiscal 2022. Please revise to clarify the extent to which any reductions in engagement marketing programs will be in the form of reduced Bonus Cash and, as applicable, how you considered that Bonus Cash could potentially be used to enter multiple future paid competitions assuming the end user continues to win and whether you monitor the extent to which this occurs. In addition, you state that you intend to drive UA efficiency and reduce UA marketing spend. Please revise here to include a quantified discussion regarding the intended reductions to both engagement marketing and UA marketing spend. Also, revise to clarify what is meant by your reference to "long term" as it relates to reducing user acquisition costs.

5.   We note that you attribute the decrease in MAUs, paying MAUs and revenue during the period ended June 30, 2022 to instances of cheating on the platform and past product changes. Please explain further the issues you have experienced with regard to cheating and its impact on your operations. Clarify whether these are recent occurrences and whether you anticipate these issues to continue in future periods.   Also, describe the controls you have in place to detect cheating. In this regard, you state in your Form 10-K that the key features of your proprietary data science technologies include, in part, anti-cheat and anti-fraud protections. Lastly, disclose in quantified terms, if practicable, the impact of cheating on the decline in revenue for the three and six months ended June 30, 2022.

Form 8-K furnished August 3, 2022

Exhibt 99.1, page 1

6.   We your response to prior comment 8. Excluding a portion of sales and marketing expense related to incentives results in a non-GAAP measures that substitutes a tailored accounting principle for that of GAAP. Please revise to remove your measure of revenue after engagement marketing expense. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

General

7.   Please ensure you use a word processing application that supports ASCII or HTML when submitting your correspondence in EDGAR. Documents that only contain images are not appropriate. Refer to Section 7.3.12 of the Edgar Filing Manual.

    You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Steven J. Gavin, Esq.